NASDAQ: PALI
palisadebio.com

Free Writing Prospectus Dated November 22, 2024
Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended
Registration Statement No. 333-282883

palisadebio

Next-Generation Precision Therapies for Immune, Inflammatory and Fibrotic Diseases

Corporate Presentation
November 2024

Forward Looking Statements

Statements in this presentation that are not statements of historical fact are forward-looking statements. Such forward-looking statements include, without limitation, statements regarding our research and pre-clinical and clinical development plans, expected near and long-term milestones, hypothesis related to PALI-2108, the potential of PALI-2108 to treat inflammatory bowel disease ("IBD"), our ability to successfully complete our current and planned human clinical trials of PALI-2018, the ability of PALI-2108 to achieve market acceptance, the success of our development and business strategy, Insurance company's agreeing to reimburse patients for treatments utilizing PALI-2018, ability to leverage certain regulatory pathways, timing of studies, competitors, regulatory matters, market size and opportunity and our ability to complete certain milestones, including completion of subject enrollment. Words such as "believe," "anticipate," "could," "estimate," "aim," "target," "plan," "expect," "intend," "will," "may," "goal," "potential" and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements necessarily contain these identifying words. These forward-looking statements are based on the beliefs of management of Palisade Bio, Inc. (the "Company") as well as assumptions that may never materialize or prove to be incorrect. Such statements reflect the current views of the Company with respect to future events and are subject to known and unknown risks, including business, regulatory, economic and competitive risks, uncertainties, contingencies and assumptions about the Company, including, without limitation, risks inherent in developing pharmaceutical products, future results from the Company's ongoing pre-clinical studies and clinical trials, the Company's ability to obtain adequate financing to fund its operations and planned studies and other expenses, trends in the industry, changes in the competitive landscape, delays or disruptions due to the pandemics, the legal and regulatory framework for the industry and future expenditures. In light of these risks and uncertainties, the events or circumstances referred to in this presentation may not occur. The actual results may vary from the anticipated results and the variations may be material. Other factors that may cause the Company's actual results to differ from current expectations are discussed in the Company's filings with the Securities and Exchange Commission, including the section titled "Risk Factors" contained therein. These forward-looking statements should not be taken as forecasts or promises, nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such forward-looking statements have been made are correct or exhaustive or, in the case of the assumptions, fully stated in this presentation. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this presentation is given. Except as required by law, the Company assumes no obligation to update any forward-looking statements contained herein to reflect any change in expectations, even as new information becomes available.

This presentation discusses product candidates that are at an early stage of clinical and pre-clinical development , and which have not been approved for marketing by the U.S. Food and Drug Administration. No representation is made as to the safety or effectiveness of these product candidates. Caution should be exercised when interpreting results from the Company's pre-clinical and anticipated clinical trials. This presentation includes statistical and other industry and market data obtained from industry publications, third-party research, surveys and studies. The information has been obtained from sources believed to be reliable, although there is no guarantee regarding the accuracy or completeness of such information.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only.

Free Writing Prospectus

This presentation highlights basic information about the Company and the offering. Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our Company. Except as otherwise indicated, this presentation speaks only as of the date hereof.

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Neither the SEC nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense.

This presentation includes industry and market data that we obtained from industry publications and journals, third-party studies and surveys, internal company studies and surveys, and other publicly available information. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions that were used in preparing the forecasts from the sources relied upon or cited herein.

A registration statement on Form S-1 (File No. 333-282883), as amended, including a preliminary prospectus, relating to the offering of securities has been filed with the SEC. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement, and, when available, the final prospectus relating to the offering, for more complete information about the Company and the offering. An electronic copy of the preliminary prospectus relating to the offering is available, and a copy of the final prospectus relating to the offering will be available, on the website of the SEC at www.sec.gov. Copies of the preliminary prospectus and final prospectus relating to the offering, when available, may be obtained by contacting Ladenburg Thalmann & Co. Inc. by written request addressed to Syndicate Department, 640 5th Avenue, 4th Floor, New York, NY 10019 (telephone number 1-800-573-2541) or by emailing prospectus@ladenburg.com.

Risk Factors

This presentation highlights basic information about the Company and the offering. Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our Company. Except as otherwise indicated, this presentation speaks only as of the date hereof.

- Our business depends on the successful clinical development, regulatory approval, and commercialization of our therapeutic compounds, including our lead asset PALI-2108.
- There are substantial risks in drug development, and, as a result, we may not be able to successfully develop PALI-2108.
- We depend on our license agreement with Giiant to permit us to use patents and patent applications relating to PALI-2108. Termination of these rights or the failure to comply with our obligations under the license agreement could materially harm our business and prevent us from developing or commercializing PALI-2108, our lead product candidate.
- We expect that our operations and development of PALI-2108 will require substantially more capital than we currently have, and we cannot guarantee when or if we will be able to secure such additional funding.
- There can be no assurance that our product candidates will obtain regulatory approval.
- If clinical studies of PALI-2108 do not yield successful results, we may decide not to continue the development of PALI-2108.
- We are conducting a Phase 1 clinical trial of PALI-2108 in Canada, and the FDA or applicable foreign regulatory authorities may not accept data from such trials, or any other trial we conduct outside of the United States.
- We anticipate relying on third-party CROs and other third parties to conduct and oversee our clinical trials. If these third parties do not meet our requirements or otherwise conduct the trials as required, we may not be able to satisfy our contractual obligations or obtain regulatory approval for, or commercialize, our product candidates.
- We have a limited operating history and have never generated revenue from product sales.

Corporate Highlights

Our Mission:

Develop differentiated product candidates targeting immune, inflammatory and fibrotic diseases in established commercial markets where there is significant unmet medical need.

- Lead program targeting multi-billion-dollar IBD market
- Commercially proven PDE4 target with potential to address systemic safety concerns
- Two cohorts dosed in SAD of Phase 1 study of NHV subjects and UC patients (Nov 2024)
- Leveraging innovative machine learning technology for Precision Medicine approach to responder selection
- Multiple pipeline expansion opportunities across immune, inflammatory and fibrotic diseases

palisadebio

Development Pipeline

Differentiated product candidates with potential to address shortcomings of existing therapies in established markets

PROGRAM	INDICATION	STATUS	HIGHLIGHTS
PALI-2108	Ulcerative Colitis "UC"	Phase 1	Two cohorts dosed in SAD of Phase 1 trial (Nov 2024) Topline data expected H1-2025
PALI-1908	Fibro Stenotic Crohn's Disease	Discovery	Significant overlap with PALI-2108 CTA filing in 2024 POC for fibrosis pathway engagement completed

Upcoming Milestones[1]

Q1 2025	Q2 2025	Q3 2025	Q4 2025
• Phase 1 SAD-FE and MAD Complete • Phase 2 GMP Drug Substance Complete	• Phase 1 UC Compete • Phase 1 Top Line Data Readout • Pre IND-Meeting • Phase 2 GMP Drug Product Complete	• Phase 1 Final CSR • IND Submission • 3-month Safety and Tox Complete	• IND Clearance • Phase 1b/2a Site Initiation • Phase 1b/2a First Subject Dosed

palisadebio

1. The timing of the milestones are estimated, and the actual timing of these milestones may differ than described herein.

PALI-2108

Initially Targeting Ulcerative Colitis (UC)

Lead differentiated program with potential to address important unmet medical needs in large, established IBD market

PALI-2108
A Differentiated Approach to Ulcerative Colitis

An oral prodrug designed to treat UC by targeting the key enzyme PDE4 locally in colon tissues

Key Differentiation

- ✓ Oral Dosing
- ✓ Locally active (gut-restricted, colon-specific)
- ✓ Limited systemic exposure due to gut restriction and potentially improved safety profile
- ✓ Demonstrated proof-of-concept efficacy
- ✓ Preclinical and *ex vivo* data suggest potential for superior efficacy and derisks program

Apremilast: A Well Known PDE4 Inhibitor with Demonstrated Efficacy in UC but Systemic Toxicities

	Otezla® (apremilast)	palisadebio PALI-2108
Active:	**Systemic**	**Local**
Adverse Event:	Central Nervous System: Nausea Headache Vomiting	Lack of systemic exposure potentially eliminates concerns for CNS adverse events
Results:	Suspension of treatment due to toxicities	Improved therapeutic window enables maximal PDE4 inhibition supporting higher cAMP tissue levels
TNF-Alpha at IC50 (key inflammatory marker):	0.41μM	0.022μM **(~20x more potent)**

Apremilast demonstrated efficacy in a Phase 2 UC study, but selection of dose was limited by expected toxicities which prevented adequate dose ranging; the program was discontinued in IBD

Current Therapies for UC
Limited Efficacy with Significant Safety Concerns

Though the number of available therapeutics for moderate-to-severe patients is growing, the placebo-adjusted remission rate remains low, ~10-20%, and many therapies have poor safety profiles

Absolute and Placebo-Adjusted Remission Rates at Completion of Induction (8 to 12 Weeks)



Remission Rate
50%
40%
30%
20%
10%
0%
Absolute Remission Rate
Placebo Adjusted Remission Rate
UC & Crohn's Disease Only
UC Only
UC Only
37%
26%
18%
8%
17%
12%
19%
12%
18%
12%
30%
26%
18%
12%
27%
16%
24%
10%
24%
16%

Therapy	Remicade INFLIXIMAB	HUMIRA adalimumab	Entyvio vedolizumab	Stelara (ustekinumab)	XELJANZ [tofacitinib citrate]	RINVOQ upadacitinib	ZEPOSIA (ozanimod)	Velsipity (etrasimod) 2mg tablets	omvoh (mirikizumab-mrkz)	Skyrizi risankizumab-rzaa
WAC	$30K	$108K	$56K	$181K	$70K	$78K	$108K	$75K	$67K	$63K
Target	TNF-α	TNF-α	α4β7	IL-12/23	JAK	JAK	S1PR	S1PR	IL-23p19	IL-23
RoA	IV	SC	IV	IV	Oral	Oral	Oral	Oral	IV/SC	IV/SC
Indication	Moderate-to-severe UC refractory to conventional therapy	Moderate-to-severe UC refractory to immuno-suppressants	Moderate-to-severe UC	Moderate-to-severe UC	Moderate-to-severe UC refractory to TNF inhibitors	Moderate-to-severe UC refractory to TNF inhibitors	Moderate-to-severe UC	Moderate-to-severe UC	Moderate-to-severe UC	Moderate-to-severe UC
Adverse Events	**Black box warning:** increased risk of serious infection	**Black box warning:** increased risk of serious infection	Risk of Progressive multifocal leukoencephal-opathy	Headache, risk of infection, including of the upper respiratory tract (URT)	**Black box warning:** increased risk of serious infection and adverse CV events	**Black box warning:** increased risk of adverse CV events	Back pain, elevated liver enzymes, risk of infection, including of the URTI and urinary tract	Elevated liver function test and headache	Headache, risk of infection, including of the URT	Headache, risk of infection including of the URT, joint pain, fever, elevated liver enzymes

Tx's = treatments, SC = subcutaneous, IV = intravenous, Bio = biologic, TNF = tumor necrosis factor, JAK = janus kinase, S1PR = sphingosine-1-phosphate; SAE: serious adverse event; CV: cardiovascular, *based on clinical remission at one year, **at 31 weeks, ^45% 180mg and 41% 360mg; Sources: Back Bay analysis and prior work, Morgan Stanley 5May2023, Stifel 16Mar2023, Inflamm Bowel Dis. 2023 Oct 3;29(10):1633-1647, Inflamm Bowel Dis. 2018 Oct 12;24(11):2461-2467, J Crohns Colitis. 2021 Nov 8;15(11):1846-1851, company press releases for Rinvoq and Zeposia,

PALI-2108 Only Bio-Activates in the GI System

Target PDE4 Enzyme

Prevent breaking down of cAMP molecules

Intracellular cAMP molecule levels become elevated

Reduction of inflammatory molecules and an increase of anti-inflammatory molecules within tissues of the colon


ORAL DELIVERY
PALI-2108: Mechanism of Action
BIOACTIVATION
PALI-2108
PDE4 INHIBITOR PRODRUG
PALI-0008
PDE4 INHIBITOR
PDE4
cAMP
PKA
AMP
NFkB
CREB
ATF-1
SUPERIOR TNF-α BLOCKING PROFILE
LOCAL ACTIVATION
IL-13
IL-2
IFN-γ
IL-17
TNF-α
TGF-β
IL-10
TNF-α
TGF-β
IL-12
IFN-γ
chemokines
LIMITED SYSTEMIC BIOAVAILABILITY
Bacterial enzyme
Dendritic cell
T cell
Monocyte
Neutrophil

PALI-2108

Previously Published Ph2 Studies of Systemic PDE4 Inhibitors Demonstrate Compelling Dose Response and Efficacy

While Phase 2 Studies Validate PDE4 Target in UC, Adverse Events Limited Dose Selection and Complicated Potential Advancement in UC

Mild-to-Moderate Active UC[1]



Mean change in DAI (LOCF)
Week 4
Week 8
0
-0,5
-1
-1,5
-2
-2,5
-3
-3,5
N=51
N=47
N=44
N=55
N=58
N=50
-1.5
-2.1
-2.2
-1.7
-2.8
-2.8
P = .041
P = .056
Placebo
25 mg group*
50 mg group*
*Tetomilast

1. Schreiber et al. Gastroenterology. 2007 (not PALI data)

Significant improvement in disease activity index (DAI) at Week 8

Significant improvement in clinical remission rate

Adverse Events (AEs) were most frequently nausea, headache, and vomiting

Moderate-to-Severely Active UC[2]



Proportion of Subjects Achieving Clinical Remission by TMS
60
50
40
30
20
10
0
Δ 7.7%; 95% CI, −6.9 to 22.0; P = .27
Δ 19.2%; 95% CI, 3.4 to 33.6; P = .01
12.1%
31.6%
21.8%
n/N=
7/58
18/57
12/55
Placebo
Apremilast 30 mg Twice Daily
Apremilast 40 mg Twice Daily

2. Danese et al. Clin Gastro and Hep. 2020 (not PALI data)

Significant improvement in clinical remission rate of 19.2%

Adverse Events (AEs) were most frequently headache and nausea

How PDE4 Regulates the UC Therapeutic Targets

PALI-2108



Activation
Inhibits
Drug Target
PDE4 inhibition sensitive targets
PALI-2108
PDE4
Corticosteroids
cAMP
CREB
α4β7 Integrin
PKA
EPAC
PPARγ
GPR35
JAK
S1P
TNFα
IL-23
IL-12
JAKi
anti-S1P
RINVOQ upadacitinib
XELJANZ (tofacitinib)
Velsipity (etrasimod) tablets
ZEPOSIA
Targeted Immunomodulators
anti-α4β7
Entyvio vedolizumab
anti-TNFα
HUMIRA adalimumab
Remicade INFLIXIMAB
anti-Il23
omvoh (mirikizumab-mrkz)
Skyrizi (risankizumab)
anti-Il12/23
Stelara (ustekinumab)
Biologics
First-Line (1L) Advanced
Second-Line (2L) Advanced

PALI-2108 Demonstrated Improved Efficacy Over Standard of Care and Systematic PDE4 Inhibitors in DSS Colitis Mouse Model

Dose Dependent Efficacy Response in DSS Colitis Mouse Model


Body Weight Score
BW Score
4
3
2
1
0
-1
Day 1
Day 2
Day 3
Day 4
Day 5
Day 6
Day 7
Day 8


Disease Activity Index (DAI)
40
30
20
10
0
***
*

<0.05,***p<0.001, ****p<0.0001: Dunnett's test compared to 4%DSS+Vehicle

- Non-Treatment naive
- 4% DSS + Vehicle (PO)
- 4% DSS + PALI-2108/ 40mg/kg (PO)
- 4% DSS + PALI-2108/ 80mg/kg (PO)
- 4% DSS + PALI-2108/ 160mg/kg (PO)
- 4% DSS + Cyclosporin A 80mg/kg (PO)
- 4% DSS + Apremilast/ 25mg/kg (PO)


Colon Length (mm)
Colon Length (mm, mean+SEM)
110
100
90
80
70
60
*
***
****
****
****
****

****p<0.0001,***p<0.0001, *p<0.05: Dunnett's test compared to DSS+Vehicle

PALI-2108 demonstrated clear dose dependent improvements in clinical outcome measures and was better than SOC in DSS colitis mouse model

While apremilast showed efficacy, it was at a dose not well tolerated when translated to human, including nausea*

Danse et al. evaluated 60mg and 80mg daily doses in UC patients which is ~1mg/kg; whereas we used the HED of ~2mg/kg in this study

*Danese et al

PALI-2108 Demonstrated Improved Efficacy Over Standard of Care and Systematic PDE4 Inhibitors in DSS Colitis Mouse Model

PALI-2108

Dose Dependent Efficacy Response in DSS Colitis Mouse Model

Colon tissue PDE4B Expression (mRNA) was reduced in response to PALI-2108 in a dose dependent manner together with local PDE4B inhibition and increased intracellular cAMP

cAMP levels were increased more with PALI-2108 and TNF-alpha levels in colon tissue are normalized on average an in most animals

*Danese et al



PDE4B Expression (colon)
Fold Change Relative to Naive
0
2
4
6
*
* p < 0.05



cAMP analysis
cAMP (pmol/ug)
0.00
0.01
0.02
0.03
0.04
0.05
****
***
*
****p<0.0001, *p<0.05: Dunnett's test compared to 4%DSS+Vehicle

- Non-Treatment naive
- 4% DSS + Vehicle (PO)
- 4% DSS + PALI-2108/ 40mg/kg (PO)
- 4% DSS + PALI-2108/ 80mg/kg (PO)
- 4% DSS + PALI-2108/ 160mg/kg (PO)
- 4% DSS + Cyclosporin A 80mg/kg (PO)
- 4% DSS + Apremilast/ 25mg/kg (PO)



TNF alpha Levels (colon)
0
20
40
60
***
**
*
***
**
**

palisadebio

Limited Systematic Activity in Preclinical Model Provides Potential for Improved Safety Profile

PALI-2108

Lack of Plasma Activity is Believed to Mitigate CNS Side Effects, like Nausea, Which is Seen with Systemic PDE4 Inhibitors



PALI-0008 (active form)
PALI-0708 (inactive metabolite)
PALI-2108 (inactive prodrug)
Concentrations (ng/g +/-SEM) in tissus
1250
1000
750
500
250
0
Duodenum
Ileum
Colon
Plasma
PALI-0008 : 2.5 nM
PALI-0708 : 2.7 nM
PALI-2108 : 0.0 nM
<
PALI-0008
EC50 = 22 nM

- ✓ Prodrug is released within the ileum and bio-converted by bacterial enzymes in the colon
- ✓ Prodrug is locally absorbed and inhibits PDE4 enzyme intracellularly
- ✓ Improved therapeutic window enables maximal PDE4 inhibition supporting higher cAMP tissue levels (supporting data in next slide)

PALI-2108

Precision Medicine-Based Approach

Machine Learning Technology For Patient Selection

Targeting Patients with Elevated PDE4 Activity (PDE4-Related Biomarkers) to Potentially Enhance Responder Population

Process

Identify Markers of Colitis → **RNAseq DiffExp** → **Top Ranked Genes (U or D)** → **Top Ranked in Multiple Studies** → **Relation with PDE4**

Output

- Identified pool of PDE4-effector genes predictive of potential patient response to PDE4 inhibitor
- Genes ranked by weights were selected from meta-analysis, pro-inflammatory and anti-inflammatory
- Generate a weighted sum DAS score

Meta-Analysis



Consensus fold change
Pro-inf effectors
Anti-inf effectors

palisadebio

Precision Medicine Test with PDE4-Related Biomarkers Could be a Breakthrough for UC Treatment

We are developing a biomarker-based patient selection approach to aid clinicians in identifying patients who may better respond to PALI-2108

Elevated PDE4B Expression:

- ✓ Identified measurable threshold of elevated PDE4B expression across >1,600 patients and 10 studies
- ✓ Enabling the identification of over-expressing patients in over 70% of cases
- ✓ Findings support the potential for an FDA-approved test
- ✓ Process may maximize efficacy of UC PDE4 prodrug therapeutic

Elevated PDE4B-Related Biomarkers:

- ✓ Advanced a second approach featuring 6 PDE4B-related biomarkers
- ✓ Shown superior performance compared to benchmark
- ✓ Tailored for PDE4 inhibition, providing a targeted solution for enhancing therapeutic outcomes
- ✓ PCR-based assays aimed at potential FDA approval may ensure precision in patient targeting

PALI-2108

Advancing Toward US Phase 1b/2a Study[1]

Engaging with Key Opinion Leaders and FDA to Finalize Study Design

Targeting Moderate to Severe Ulcerative Colitis

Q4 2024	H1 2025	H2 2025	H1 2026	H2 2026	H1 2027

Phase 1a(b) Study → **Phase 1b/2a Study**

Phase 1a(b) Study
- PALI-2108: SAD-FE
- PALI-2108: MAD
- Placebo
- UC Patients

Results to Optimize Machine Learning Technology for Patient Selection in Phase 2a Portion

Phase 1b
- PALI-2108 (dose 1)
- PALI-2108 (dose 2)
- Placebo

Phase 2a
- PALI-2108 (dose 2)
- Placebo

Highlights:
- N ~90
- SAD/MAD and FE
- UC Patient Cohort
- Leveraging machine learning to verify PDE4-related biomarkers

Highlights[2]:
- N ~30 UC patients
- Two doses
- Randomized 2:1
- Leverage machine learning to confirm PDE4 signature

Highlights[2]:
- N ~30 additional
- PDE4 Signature Selection
- Randomized 2:1
- 12-week endpoint: clinical biomarkers and clinical outcome measures

palisadebio

1. The timing of all events referenced herein are estimates and the actual timing of these events may differ than described herein.
2. Trial design are anticipated/subject to change.

PALI-2108

Development Plan Through Phase 1b/2a[1]


Q4 2024
H1 2025
H2 2025
H1 2026
H2 2026
H1 2027
Phase 1a Clinical Study
Phase 1a
Phase 1a Topline Data
Phase 1b/2a Clinical Study
Phase 1b/2a
Phase 1b Data
Phase 2a Interim Analysis
Phase 2a Topline Data

palisadebio

1. The timing of all events referenced herein are estimates and the actual timing of these events may differ than described herein.

Capitalization

Capitalization (As of Nov. 18, 2024)	Common Stock Equivalents
Common Stock	1,329,516
Warrants (WAEP $27.04)[1]	1,245,470
Pre-Funded Warrants (WAEP $0.0001)	184,000
Stock Options (WAEP $164.61)	51,269
RSUs	776
PSUs	2,952
Preferred Stock[2]	8
Total Fully Diluted	2,813,991

$8.0M

Cash

As of September 30, 2024

1. 9,414 warrants are subject to price reset provisions.
2. 8 common shares issuable upon conversion of 200,000 Series A Convertible Preferred Stock.

Program Team



JD Finley, MT
CEO



Mitch Jones, MD, PhD
CMO



Joerg Heyer, PhD
Head of Translational Science and Medicine



Adarsh Patel, MS, MBA
Assoc. Director, Technical Operations



Christophe Mellon, PhD
CMC & Medicinal Chemistry



Jon Daniels, PhD
Safety & Tox & Reg (Consultant)



Patrick Colin, B. Pharm, PhD
Clinical Dev/Ops (Consultant)

AVEO ONCOLOGY an LG Chem company · Allergan · BIORA Therapeutics · Bristol Myers Squibb · Chemomab THERAPEUTICS · Deloitte.
DYNAMICURE · FINCH THERAPEUTICS · intrinsik · Laurent PHARMA · MERCK · VERTEX

Clinical Advisory Board



Bruce Sands MD, MS

Dr. Burrill B. Crohn Professor of Medicine, Icahn School of Medicine at Mount Sinai and System Chief, Division of Gastroenterology, Mount Sinai Health System

Icahn School of Medicine at Mount Sinai



Florian Rieder, MD

Associate Staff in the Department of Gastroenterology, Hepatology, and Nutrition, as well as an Investigator in the Department of Pathobiology at the Cleveland Clinic

Cleveland Clinic

Corporate Summary

- Two Cohorts Dosed in SAD of Phase 1 Study of Healthy and UC Patients in 2024
- Precision Medicine Approach Developed and Leverages Machine Learning for Selection of Patient Responders
- PDE4 Inhibitors are Proven in Multiple Indications with Phase 2 Derisking Data
- IP Protection with Composition of Matter extending to 2042



NASDAQ: PALI
palisadebio.com

palisadebio

Next-Generation Precision Therapies for Immune, Inflammatory and Fibrotic Diseases

Appendix

Additional Upside Potential

PALI-2108

Expanding the Population into the Broad UC Population and Development in Additional Inflammatory and Fibrotic Indications

Broader UC Population

Opportunity

- Moderate-to-severe, 1L refractory UC population would bring a novel oral therapy to the market and expand the total addressable population by at least 25%

Rationale

- In inflamed colon tissue in chronic UC patients, PDE4 has been shown to be overexpressed compared to healthy tissue

Unmet Need

- 30-60% of UC patients have an inadequate response to current therapies, leaving a high unmet need for therapies with novel MoAs and better efficacy

Market Size

- The UC market for the 8 major markets is estimated to reach ~$10B by 2031, with oral medicines anticipated to capture >40% of newly written prescription market share
- In 1L refractory moderate-to-severe PDE4+ UC patients determined by CDx, PALI-2108 is estimated to be a >$2.7B opportunity, worldwide; development of PALI-2108 in the broad 1L refractory moderate-to-severe population expands the opportunity to ~$3.4B

Additional Indications

Opportunity

- Additional indications: fibrostenotic Crohn's (CD) or ILD/IPF

Rationale

- PDE4 inhibition is associated with anti-inflammatory & anti-fibrotic effects that could address fundamental drivers of disease in patients with IPF and CD

Unmet Need

- Up to half of all CD patients develop disease complications related to ineffective management, one which is fibrostenosis, leading to GI tract obstruction and severe complications, which can only be treated by surgery
- IPF is ultimately fatal, and current therapies can slow, but not reverse or stop, disease progression and are associated with severe side-effects

Market Size

- The CD market for the 8 major markets is estimated to reach ~$15B by 2032
  - + Emerging novel oral small molecules in CD are projected to generate at least $2-3B at peak, commanding 7-10% market share
- The IPF market for the 7 major markets is estimated to reach ~$4B by 2029
  - + In IPF, novel emerging oral small molecules are projected to garner up to 25% market share and generate $1-2B revenue at peak

Source: Back Bay Analysis & KOL interviews; Evaluate; Visible Alpha; Equity Analyst Reports

PALI-2108

UC Market Overview

Despite biosimilar entries for Humira and Stelara, the overall market will still grow to nearly $10B across the top 10 products by 2028 driven by new entrants



WW UC Market – Top 10 Products (2023-2028)
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
2023A
2024E
2025E
2026E
2027E
2028E
Humira (AbbVie, TNF mAb)
Omvoh (Eli Lilly, IL-23 mAb)
Stelara (J&J, IL-12/23 mAb)
Tremfya (J&J, IL-23 antagonist)
Zeposia (Bristol-Myers Squibb, S1P inhibitor)
Velsipity (Pfizer, S1P inhibitor)
Rinvoq (AbbVie, JAK1 inhibitor)
Skyrizi (AbbVie, IL-23 mAb)
Entyvio (Takeda, integrin mAb)
Key market growth drivers coming primarily from oral drugs

Emergence of Oral Tx
• Oral options Rinvoq and Zeposia were the main NWRx gainers in 2022-2023, with oral medicines as a class capturing a >40% NWRx share
• Patients are expected to continue to shift to newly launched drugs that offer novel mechanisms of action and convenient oral formulation

palisadebio

Source: PharmaIntelligence, Morgan Stanley 5 May 2023, Stifel 16 Mar 2023

Addressable Population

In moderate-to-severe UC patients overexpressing PDE4 and refractory to 1L therapy, there are currently >200K addressable patients across US and EU4/UK

	2024 Estimates
US & EU4/UK population[1] *0.24% yoy growth in diagnosis, 90% adults*	**658M (336M US, 322M EU4/UK)**
55% UC diagnosed prevalence (≥18 years)	**1.4M (720K US, 690K EU4/UK)**
85% UC Patients with moderate-to-severe disease	**820K (440K US, 380K EU4/UK)**
35% Moderate-to-severe UC patients treated patients	**700K (374K US, 322K EU4/UK)**
80% Moderate-to-severe patients refractory to 1L therapy	**244K (131K US, 113K EU4/UK)**
Moderate-to-severe UC patients with elevated PDE4 activity *Market penetration, pricing, discounting, compliance*	
PALI-2108 US & EU4/UK Opportunity	**205*K (105K US, 90K EU4/UK)**

➡ Patients addressable with PALI-2108

palisadebio

Source: Back Bay Analysis
Note: Numbers are based on Management's current calculations and estimates
*Addressable population expected to increase with annual population growth: 0.1% US & 0.02% EU4+UK year-over-year

IP Protection Through 2041+

- Composition of Matter patent family
  - PCT/CA2021/050725
- National phase entry of PCT
  - December 2022
- National phase entry
  - US, Canada, China, Japan, Mexico, Australia, EU (France, Germany, Italy, Spain, UK, etc.), South Korea

- Composition of Matter coverage until 2041+
- Will seek FDA regulatory exclusivity coverage for up to 8 Years following new drug approval
- Potential to file additional patents
  - Formulation patents
  - Methods of use